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                             May 19, 2021

       Martin Lehr
       Chief Executive Officer
       Context Therapeutics LLC
       3675 Market Street, Suite 200
       Philadelphia, PA 19104

                                                        Re: Context
Therapeutics LLC
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted April 30,
2021
                                                            CIK No. 0001842952

       Dear Mr. Lehr:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1. We note your revisions in response to prior comment 2. Please revise the pipeline table on page 2 to remove the
two Phase 0 trials. We will not object to a narrative discussion of such trials below the
table.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies, page 66

   2. Once you have an estimated offering price or range, please explain to us how you determined the fair
value of the common stock underlying your equity issuances and the
 Martin Lehr
Context Therapeutics LLC
May 19, 2021
Page 2
      reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Further, please revise your table on page 67 to address the options granted after March 31, 2021. Please discuss with the staff how to submit your response.
Our Collaboration and License Agreements, page 95

3. We note your disclosure that Integral will be eligible to receive development, regulatory and sales milestone payments. Please revise to disclose the aggregate future potential milestone payments you may be required to pay Integral. Also, please revise your disclosure so that the royalties on net sales are within a ten percent range. In this regard, we note that your disclosure currently states that the royalties will
range from the    high-
      single-digit    to    the    low-double-digit percent,    which could
represent a range greater
      than ten percent. Please also revise to provide similar disclosure concerning the potential milestone and royalty payments under the Tyligand agreement.
Choice of Forum, page 126

4. We note that your revised risk factor disclosure, as well as your disclosure on page 126, does not indicate whether the forum provision applies to Exchange Act claims. In addition, the risk factor disclosure on page 15 appears to indicate that the provision is limited to state law actions while the disclosure on page 126 indicates that the provision applies to Securities Act claims. Please advise and revise to provide greater certainty regarding the scope of the provision and the risks to shareholders stemming from the provision.
        You may contact Gary Newberry at (202) 551-3761 or Kevin Vaughn at
(202) 551- 3494
if you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at (202) 551-3798 or Joe McCann at (202) 551-6262 with any other questions.



                                                             Sincerely,
FirstName LastNameMartin Lehr
                                                             Division of
Corporation Finance
Comapany NameContext Therapeutics LLC
                                                             Office of Life
Sciences
May 19, 2021 Page 2
cc:       Ben A. Stacke
FirstName LastName